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                                          Filed by Genesis Health Ventures, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                           Subject Company: NCS HealthCare, Inc.
                                                   Commission File No. 333-98941

ON DECEMBER 10, 2002, GENESIS HEALTH VENTURES ISSUED THE FOLLOWING PRESS
RELEASE:

CONTACT: Lori Zimmerman
         Investor Relations
         (610) 925-2000

         Lisa Salamon
         Public Relations
         610-444-8433


                     Delaware Supreme Court Ruling Announced

KENNETT SQUARE, PA -(December 10, 2002)--Genesis Health Ventures, Inc. today announced that the Delaware Supreme Court remanded the proceedings relating to the proposed merger of Genesis and NCS Healthcare (NCSS.OB) back to the Delaware Chancery Court for the entry of a preliminary injunction precluding the implementation of the merger.

Genesis is currently evaluating the court's ruling and considering its alternatives.

Genesis Health Ventures (NASDAQ: GHVI) provides healthcare services to America's elders through a network of NeighborCare pharmacies and Genesis ElderCare skilled nursing and assisted living facilities. Other Genesis healthcare services include rehabilitation and respiratory therapy, hospitality services, group purchasing, and diagnostics.

Visit our website at http://www.ghv.com

Statements made in this release, and in our other public filings and releases, which are not historical facts contain "forward-looking" statements (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "may" and similar expressions. Factors that could cause actual results to differ materially include, but are not limited to, the following: changes in the reimbursement rates or methods of payment from Medicare or Medicaid, or the implementation of other measures to reduce reimbursement for our services; changes in pharmacy legislation and payment formulas; the expiration of enactments providing for additional government funding; efforts of third party payors to control costs; the impact of federal and state regulations; changes in payor mix and payment methodologies; further consolidation of managed care organizations and other third party payors; competition in our business; an increase in insurance costs and potential liability for losses not covered by, or in excess of, our insurance; competition for qualified staff in the healthcare industry; our ability to control operating costs, and generate sufficient cash flow to meet operational and financial requirements; an economic downturn or changes in the laws affecting our business in those markets in which we operate; that there can be no assurance that the Genesis/NCS Healthcare, Inc. merger will be completed and if completed the anticipated benefits of the merger may not be realized in a timely fashion, or at all; and that there can be no assurance that any ElderCare transaction will be completed and if completed will increase shareholder value.


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The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. We caution investors that any forward-looking statements made by us are not guarantees of future performance. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Genesis and NCS have filed with the Securities and Exchange Commission (the "SEC") a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS THERETO) FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Genesis free of charge by directing a request in writing to:

Genesis Health Ventures, Inc.
Investor Relations
101 East State Street
Kennett Square, PA 19348

or by calling 610-925-2000.